No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 and state securities laws, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Harvest Operations Corp., the administrator of Harvest Energy Trust, at Suite 2100, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4, Toll free number 1 (866) 666-1178, and are also available electronically at www.sedar.com.

New Issue	May 25, 2007

SHORT FORM PROSPECTUS

$200,025,000
6,350,000 Trust Units

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution 6,350,000 trust units ("Trust Units") of the Trust (the "Offered Units") at a price of $31.50 per trust unit (the "Offering").

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol HTE.UN and on the New York Stock Exchange ("NYSE") under the symbol HTE. On May 8, 2007, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $32.16 and on the NYSE was US$29.24. The TSX has conditionally approved the listing of the Offered Units. The Trust has also filed a supplemental listing application to list the Offered Units on the NYSE. Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX (on or before August 13, 2007) and the NYSE, respectively. The offering price of the Trust Units was determined by negotiation between Harvest Operations Corp. ("HOC"), on behalf of the Trust, and CIBC World Markets Inc., on its own behalf and on behalf of TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively, the "Underwriters").

	Price: $31.50 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$31.50	$1.575	$29.925
Total	$200,025,000	$10,001,250	$190,023,750

Notes:

(1)     Before deducting expenses of the Offering, estimated to be $300,000, which will be paid from the general funds of the Trust.

(2)     The Trust has also granted to the Underwriters an option (the "Over-allotment Option") to purchase up to an additional 952,500 Trust Units at a price of $31.50 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $230,028,750, $11,501,438 and $218,527,312, respectively. This short form prospectus also qualifies both the grant of the Over-Allotment Option and the distribution of the Trust Units issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading "Eligibility For Investment", the Offered Units on the date of closing of the Offering, will be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. See "Eligibility for Investment".

ii

The Underwriters, as principals, conditionally offer the Offered Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Macleod Dixon LLP. The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Maximum size or number
Underwriters' Position	of securities held	Exercise period	Exercise price
Over-allotment Option	952,500 Trust Units	30 days following closing of the Offering	$31.50 per Trust Unit

The head office of the Trust and the head office of HOC is located at 2100, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4.

Each of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC and to which HOC is currently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. All of the net proceeds of this Offering will be used to repay a portion of indebtedness to these banks outstanding related to the Trust's credit facilities incurred principally in connection with the Acquisition (as defined herein). See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. On March 29, 2007, Bill C-52 An Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007 ("Bill C-52") received First Reading in the Canadian House of Commons and such bill received Second Reading on May 15, 2007. Bill C-52 includes legislative provisions to implement proposals originally announced on October 31, 2006 (as subsequently modified to take into account certain comments received in consultations and deliberations) relating to the taxation of certain distributions from certain trusts and partnerships (the "October 31, 2006 Proposals"). Subject to the October 31, 2006 Proposals, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the October 31, 2006 Proposals, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the October 31, 2006 Proposals will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See "Recent Developments - Proposed Federal Tax Changes" and "Canadian Federal Income Tax Considerations".

iii

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about June 1, 2007 or such other date not later than June 22, 2007 as the Trust and the Underwriters may agree. See "Plan of Distribution".

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Dominion Bond Rating Service Limited ("DBRS") has confirmed a stability rating of STA-5 (low) to the Trust. However, such stability rating is presently under review by DBRS. See "Stability Rating".

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. HOC believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

  expected financial performance in future periods;

  expected increases in revenue attributable to development and production activities;

  estimated capital expenditures;

  competitive advantages and ability to compete successfully;

  intention to continue adding value through drilling and exploitation activities;

  emphasis on having a low cost structure;

  intention to retain a portion of the Trust's cash flows after distributions to repay indebtedness and invest in further development of properties of Harvest (as defined below);

  reserve estimates and estimates of the present value of the Trust's future net cash flows;

  methods of raising capital for exploitation and development of reserves;

  factors upon which HOC will decide whether or not to undertake a development or exploitation project;

  plans to make acquisitions and expected synergies from acquisitions made;

  expectations regarding the development and production potential of the Trust's properties;

  treatment under government regulatory regimes including, without limitation, environmental and tax regulation;

  overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and

  the level of global production of crude oil feedstocks and refined products.

With respect to forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein, the Trust has made assumptions regarding, among other things:

  future oil and natural gas prices and differentials between light, medium and heavy oil prices;

  the cost of expanding Harvest's property holdings;

  the ability to obtain equipment in a timely manner to carry out development activities;

  the ability to market oil and natural gas successfully to current and new customers;

  the impact of increasing competition;

  the ability to obtain financing on acceptable terms;

  the ability to add production and reserves through development and exploitation activities; and

  the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products that meet our customers' specifications.

Some of the risks that could affect the Trust's future results and could cause results to differ materially from those expressed in the forward-looking statements include:

  the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;

  the uncertainty of estimates of oil and natural gas reserves;

  the impact of competition;

  difficulties encountered in the integration of acquisitions;

  difficulties encountered during the drilling for and production of oil and natural gas;

  difficulties encountered in delivering oil and natural gas to commercial markets;

  foreign currency fluctuations;

  the uncertainty of the Trust's ability to attract capital;

  changes in, or the introduction of, new government regulations relating to the oil and natural gas business including, without limitation, environmental or tax regulation;

  costs associated with developing and producing oil and natural gas;

  compliance with environmental and tax regulations;

  liabilities stemming from accidental damage to the environment;

  loss of the services of any of Harvest's senior management or directors;

  adverse changes in the economy generally;

  the volatility of refining gross margins including the price of crude oil feedstocks as well as the prices for refined products; and

  the stability of the Refinery (as defined below) throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither the Trust, HOC, nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this short form prospectus.

NON-GAAP MEASURES

In this short form prospectus and the documents which are incorporated by reference in this short form prospectus, the Trust uses certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Cash Flow", "Payout Ratio", "Cash G&A", "Operating Netbacks" and "Throughput Margin". These measures are not defined under Canadian GAAP (as defined below) and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, in the documents which are incorporated by reference in this short form prospectus management uses Cash Flow as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations. Under Canadian GAAP, the accepted definition of cash flow from operating activities is net of changes in non-cash working capital and settlement of asset retirement obligations. Cash Flow as presented is not intended to represent an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. Management believes its usage of Cash Flow is a better indicator of the Trust's ability to generate cash flows from future operations. Payout Ratio and Operating Netbacks are additional non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash Flow. Operating Netbacks are always reported on a per boe (as defined below) basis, and include gross revenue, royalties, operating expenses, transportation and marketing costs, net of any realized gains and losses on related risk management contracts. Cash G&A are G&A expenses, excluding the effect of unit based compensation plans. Throughput Margin is commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013;

"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

"8% Debentures Due 2009" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

"9% Debentures Due 2009" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

"10.5% Debentures Due 2008" means the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"7 % Senior Notes" means the 7 % senior notes of HOC due October 15, 2011 unconditionally guaranteed by the Trust;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition" means the acquisition of all of the shares of North Atlantic and related businesses and the entering into of the Supply and Offtake Agreement in accordance with the Purchase and Sale Agreement, which transactions were completed on October 19, 2006;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"AIF" means the Annual Information Form of the Trust dated March 29, 2007;

"Bill C-52" means Bill C-52 An Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007, which includes legislative provisions to implement the October 31, 2006 Proposals and which has received First Reading and Second Reading in the Canadian House of Commons;

"Board of Directors" means the board of directors of HOC;

"Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Canadian GAAP" or "GAAP" means generally accepted accounting principles in Canada;

"Credit Facilities" means, collectively, the credit facilities which are described in note (1) to the table set forth in "Consolidated Capitalization of the Trust";

"Existing Debentures" means, collectively, the 7.25% Debentures Due 2014, the 7.25% Debentures Due 2013, the 6.40% Debentures Due 2012, the 6.5% Debentures Due 2010, the 8% Debentures Due 2009, the 9% Debentures Due 2009 and the 10.5% Debentures Due 2008;

"DRIP Plan" means the Trust's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan;

"February 2007 Offering" means the issuance of 6,146,750 Trust Units at a price of $23.40 per Trust Unit and $230,000,000 aggregate principal amount of 7.25% Debentures Due 2014 which was completed in February 2007;

"Harvest" means, collectively, the Trust and its subsidiaries, trusts and partnerships;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust and all references to "HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Information Circular" means the Proxy Statement of the Trust dated March 20, 2007 relating to the annual meeting of Unitholders to be held on May 16, 2007;

"NI 51-101" means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

"North Atlantic" means North Atlantic Refining Limited, a private company which owned the Refinery and related marketing division described in the AIF;

"November 22, 2006 Offering" means the issuance of 9,499,000 Trust Units at a price of $27.25 per Trust Unit and $379,500,000 aggregate principal amount of 7.25% Debentures Due 2013 which was completed on November 22, 2006;

"NYSE" means the New York Stock Exchange;

"October 31, 2006 Proposals" means the legislative provisions included in Bill C-52 to implement proposals originally announced on October 31, 2006 (as subsequently modified to take into account certain comments received in consultations and deliberations) to amend the Tax Act to apply a distribution tax on distributions from publicly-traded income trusts, which proposals are described in more detail under "Risk Factors - Income Tax Matters" and "Canadian Federal Income Tax Considerations";

"Offered Units" means 6,350,000 Trust Units of the Trust;

"Offering" means the offering of 6,350,000 Offered Units of the Trust at a price of $31.50 per Offered Unit pursuant to this short form prospectus;

"Ordinary Trust Units" means the ordinary Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Over-allotment Option" means the option granted to the Underwriters to purchase up to an additional 952,500 Trust Units at a price of $31.50 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes;

"Purchase and Sale Agreement" means the purchase and sale agreement dated August 22, 2006 between the Trust and Vitol Refining Group B.V. providing for the purchase of the outstanding shares of North Atlantic and the entering into of the Supply and Offtake Agreement;

"Redearth Partnership" means Redearth Partnership, a partnership established under the laws of Alberta, 60% of the interest of which is owned by HOC;

"Refinery" means the 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic;

"Senior Secured Bridge Facility" has the meaning ascribed thereto in note (1) to the table set forth in "Consolidated Capitalization of the Trust";

"Special Trust Units" means the special Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Special Voting Unit" means a special voting unit of the Trust;

"Supply and Offtake Agreement" means the supply and offtake agreement dated October 19, 2006 entered into between North Atlantic and Vitol Refining, S.A.;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended including the regulations promulgated thereunder;

"Three Year Extendible Revolving Credit Facility" has the meaning ascribed thereto in note (1) to the table set forth in "Consolidated Capitalization of the Trust";

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the third amended and restated trust indenture dated February 3, 2006 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trust Unit" or "Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and Canaccord Capital Corporation;

"Underwriting Agreement" means the agreement dated May 9, 2007 among the Trust, HOC and the Underwriters in respect of the Offering;

"Unit Award Incentive Plan" means the unit award incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular;

"United States" means the United States of America;

"Unitholders" means the holders from time to time of the Trust Units;

"US GAAP" means accounting principles generally accepted in the United States;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Trust securityholders and Viking unitholders as approved by the Trust securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

SELECTED ABBREVIATIONS

"bbl" means one barrel.

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six Mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"boe/d" means barrels of oil equivalent per day.

"Mcf" means one thousand cubic feet.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
High	0.8673	0.8834	0.9099	0.8690	0.8493
Low	0.8437	0.8528	0.8528	0.7872	0.7158
Period End	0.8673	0.8569	0.8581	0.8579	0.8310
Average (1)	0.8567	0.8700	0.8846	0.8276	0.7702

Note:

(1)     Average represents the average of the rates on the last day of each month during the period.

PRESENTATION OF FINANCIAL STATEMENTS

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using Canadian GAAP. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from US GAAP. Therefore, the comparative consolidated financial statements, the pro forma consolidated financial statements, the pro forma combined financial statements and the combined financial statements which are incorporated by reference in this Prospectus, may not be comparable to financial statements prepared in accordance with US GAAP. Where applicable, prospective investors should refer to the notes to the comparative audited consolidated financial statements and the combined financial statements which are incorporated by reference into this Prospectus for a discussion of the principal differences between financial results calculated under Canadian GAAP and under US GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the Provinces and Territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

  the AIF;

  the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon;

  the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2006;

   the unaudited interim comparative consolidated financial statements of the Trust as at and for the three month period ended March 31, 2007, together with the notes thereto;

  the management's discussion and analysis of the financial conditions and results of operations of the Trust for the three month period ended March 31, 2007;

  the Information Circular; and

  the material change report dated February 1, 2007 relating to the February 2007 Offering.

For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the Provinces and Territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and Valiant Trust Company, as trustee. The Trust's assets consist of the securities, unsecured debt and net profits interests on the oil and natural gas properties of several direct and indirect subsidiaries, trusts and partnerships as well as direct ownership of royalties on certain petroleum and natural gas properties. The head and principal office of the Trust is located at Suite 2100, 330-5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of the Trust is located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9. The Trust is managed by HOC pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

The Trust has provided an undertaking to the securities regulatory authorities in each of the Provinces and Territories of Canada to: (i) treat each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership as a subsidiary of the Trust in complying with its reporting issuer obligations unless generally accepted accounting principles prohibit the consolidation of financial information of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership, North Atlantic Refining Limited Partnership and the Trust, at which time the Trust will provide Unitholders with separate financial statements for each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership for as long as any of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership or North Atlantic Refining Limited Partnership represents a significant asset of the Trust; (ii) take appropriate measures to require each person who would be an insider of each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership if HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership were a reporting issuer to file insider reports about trades in Trust Units, including securities which are exchangeable into Trust Units, and to comply with statutory prohibitions against insider trading for as long as the Trust is a reporting issuer; and (iii) the Trust will annually certify that it has complied with the undertakings in (i) and (ii) and will file such certificate on SEDAR concurrently with the filing of its annual financial statements.

DESCRIPTION OF BUSINESS

Harvest Energy Trust

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas assets and commencing October 19, 2006, to operate a refining and marketing business. Cash flow from the petroleum and natural gas assets and the refining and marketing business flows to the Trust by way of payments by HOC and Breeze Trust No. 1 pursuant to net profit interests held by the Trust, interest and principal payments by HOC, Breeze Trust No. 1, Breeze Trust No. 2 and Harvest Refining General Partnership on unsecured debt owing to the Trust and payments by Breeze Trust No. 1, Breeze Trust No. 2, the Redearth Partnership, the Harvest Refining General Partnership and CNG Trust of trust and partnership distributions. The Trust also receives cash from its direct royalties on certain petroleum and natural gas properties.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries. See also "Structure of Harvest Energy Trust - The Net Profits Interest Agreements" on pages 15 through 17 in the AIF, incorporated by reference herein.

Operating Subsidiaries

The business of the Trust is carried on by HOC and the Trust's other operating subsidiaries, Breeze Trust No. 1, Breeze Trust No. 2, the Redearth Partnership and North Atlantic Refining Limited Partnership. The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of net profit interests by the Trust and third party debt.

On January 1, 2007, HOC amalgamated with its wholly-owned subsidiaries, Harvest BEL Inc. and 251849 Alberta Ltd. and continued as "Harvest Operations Corp.".

For additional information respecting HOC and certain other operating subsidiaries of the Trust, see "Structure of Harvest Energy Trust - Operating Subsidiaries" on pages 13 through 15 inclusive of the AIF, incorporated by reference herein.

Organizational Structure of the Trust

The following diagram describes, the inter-corporate relationships among the Trust and its material subsidiaries, trusts and partnerships (each such subsidiary being wholly-owned (except as noted below) and being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta except for North Atlantic which was created under the laws of the Province of Newfoundland and Labrador):

Notes:
(1)

All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC except for the operations of the North Atlantic Refining Limited Partnership which is conducted by the management and employees of North Atlantic Refining Limited.

(2)

The Trust receives regular monthly net profits interest payments as well as distributions and interest payments from HOC, Breeze Trust No. 1, Breeze Trust No. 2 and Harvest Refining General Partnership.

(3)	Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.
(4)

The Trust receives regular distributions from the Harvest Refining General Partnership which will indirectly receive distributions as well as interest payments from the North Atlantic Refining Limited Partnership.

Ongoing Acquisition and Disposition Activity

The Trust continues to pursue and evaluate potential acquisitions of oil and natural gas assets as part of its ongoing acquisition program. The Trust cannot predict whether any current or future opportunities will ultimately result in one or more acquisitions for the Trust. The Trust also routinely evaluates its property portfolio and disposes of properties that it views can realize full value from divestment proceeds.

RECENT DEVELOPMENTS

Equity and Debenture Offerings

In February 2007, Harvest completed the underwritten February 2007 Offering of 6,146,750 Trust Units at a price of $23.40 per Trust Unit and $230,000,000 aggregate principal amount of 7.25% Debentures Due 2014 for gross proceeds of $373,833,950. The net proceeds of the offering of $357,442,252 were used to fully repay the remaining balance outstanding on the Senior Secured Bridge Facility of $289,700,000 with the remaining $67,742,252 of net proceeds applied to reduce drawings under the Three Year Extendible Revolving Credit Facility.

Credit Facilities

In addition to the repayment of the Senior Secured Bridge Facility noted above, on May 7, 2007, Harvest and its lenders amended the Three Year Extendible Revolving Credit Facility to increase the aggregate commitment amount from $1.4 billion to $1.6 billion and extend the maturity date of the facility from March 31, 2009 to April 30, 2010 with respect to $1,535 million of the aggregate commitment amount. Effective May 7, 2007, the Three Year Extendible Revolving Credit Facility is comprised of $1,535 million of commitments with a maturity date of April 30, 2010 and $65 million of commitments with a maturity date of March 31, 2009. See "Consolidated Capitalization of the Trust".

Proposed Federal Tax Changes

On March 29, 2007, Bill C-52, which includes legislative provisions to implement the October 31, 2006 Proposals, received First Reading in the Canadian House of Commons and such bill received Second Reading on May 15, 2007. In order to be enacted as legislation, a Bill must pass three readings in each of the House of Commons and the Senate and then receive Royal Assent. Under the October 31, 2006 Proposals, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income in the hands of Unitholders will be characterized as dividends and the Trust will be subject to the same effective tax rates as Canadian corporations on its taxable income without deduction of such distributions rather than after the deduction of such distributions as is currently permitted. See "Risk Factors - Income Tax Matters" and "Canadian Federal Income Tax Considerations".

DESCRIPTION OF TRUST UNITS

Trust Units

Concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue two classes of trust units, described and designated as Ordinary Trust Units and Special Trust Units, pursuant to the Trust Indenture. Each Ordinary Trust Unit entitles the holder or holders thereof to one vote at any meeting of the unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the unitholders. The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled. Unless otherwise specifically designated as such, all references to Trust Units or Units in this short form prospectus are deemed to be references to Ordinary Trust Units.

As of May 24, 2007, there were 131,274,202 Units issued and outstanding. Each Unit entitles the holder thereof to one vote at any meeting of the holders of Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder.

The Trust Indenture also provides that Units, including rights, warrants and other securities to purchase, to convert into or exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of HOC may determine. The Trust Indenture also provides that HOC may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as HOC may determine.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the

Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

For additional information respecting the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see the discussion set forth in "General Description of Capital Structure" at pages 73 through 78, inclusive, of the AIF, incorporated by reference herein.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of HOC in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

As of May 25, 2007, no Special Voting Units are outstanding.

Cash Distributions

The Trust receives cash in amounts equal to all of the interest, royalty, trust distribution and dividend income of the Trust, net of the Trust's administrative expenses. In addition, the Trust may, at the discretion of the Board of Directors of HOC, make distributions in respect of repayments of principal made by HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic Refining Limited to the Trust on unsecured debt owing by them. Harvest retains a portion of its consolidated cash flow to fund capital expenditures and distributes the balance to Unitholders. The actual percentage retained is subject to the discretion of the Board of Directors of HOC and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. Based on current forward commodity prices, the Trust anticipates that the portion of cash flow retained for 2007 will be approximately 20% to 35%. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended. See "Risk Factors".

Assuming the Offering closes on or before June 22, 2007, subscribers for Trust Units pursuant to the Offering who continue to be Unitholders of record on June 22, 2007 will, in those circumstances, be entitled to receive a distribution of distributable cash of the Trust in the amount of $0.38 per Trust Unit payable July 16, 2007.

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. For the Trust to qualify as a "mutual fund trust" for purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test"). Harvest believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valiant Trust Company, maintains a process of soliciting Participant Declaration Forms from all registered holders of its Trust Units. The Participant Declaration Form requires the certification of the number of Trust Units held by non-residents and the number of non-resident holders, all as defined by the Tax Act. This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust Company. At the end of each quarter, Harvest instructs Valiant Trust Company to complete this solicitation process and report the results. As at March 31, 2007, the non-resident holders of Trust Units represented approximately 58% of the Trust's issued and outstanding Trust Units.

STABILITY RATING

DBRS maintains a stability rating system for income funds to provide an indication of both the stability and sustainability of cash distributions per trust unit, which is essentially an assessment of an income fund's ability to generate sufficient cash to pay out a stable level of distributions on a per unit basis over the longer term. The DBRS stability ratings provide opinions and research on income funds related to stability and sustainability of distributions over time and are not a recommendation to buy, sell or hold the trust units. In determining a DBRS stability rating, the following factors are evaluated: (1) operating characteristics, (2) asset quality, (3) financial profile, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth. The rating categories range from STA-1 being the highest stability and sustainability of distributions per unit to STA-7 being poor stability and sustainability with each category refined into further subcategories of high, middle and low providing a total of 21 possible rating categories.

On May 13, 2005, DBRS initiated coverage of the Trust and assigned a stability rating of STA-6 (high) citing its strengths as a steady distribution since inception, a conservative payout ratio of 52% in 2004, the acquisition of the 19,000 boe/d of production in September of 2004 as positive in diversifying its production mix and reserve base and management's hedging of 50% to 75% of its net production to reduce cash flow volatility. While recognizing favourable oil price outlook for 2006, DBRS noted the Trust's challenges as high balance sheet leverage, average production decline rates of 22% combined with low capital spending placing increasing reliance on purchasing reserves in a competitive acquisition market and a significant proportion of heavy oil production which have generally higher operating costs and is subject to price differential risk.

On June 29, 2006, DBRS upgraded the stability rating of the Trust to STA-5 (low) following its merger with Viking. Based on its ranking as the fifth largest oil and gas trust, DBRS cited the increased size of core operating areas as providing operating efficiencies and improved access to field services which are in tight supply in western Canada. In addition, DBRS noted the Trust's strengths as a high degree of control over costs with its operated properties representing 85% of total production, the retention of senior Viking management with expertise in heavy oil production complementing its significant heavy oil assets, a larger asset base providing greater access to more favourable lending terms and an active hedging program ensuring some cash flow certainty. The Trust's rating also reflected a below average reserve life index among DBRS-rated trusts, an 80% to 85% payout ratio which is high compared to its peers and a continued reliance on acquisitions to maintain its long term asset base.

Following its announcement of the acquisition of Birchill and equity financing on July 26, 2006, DBRS confirmed the STA-5 (low) rating of the Trust noting the high cost of the acquisition as reflective of a broader industry trend with more emphasis placed on probable reserves in evaluating acquisitions in a highly competitive environment. In addition, DBRS recognized that the Birchill properties fit well with the Trust's existing assets providing a high degree of certainty regarding expectation of future performance and that the 50:50 debt and equity financing should result in a modest decline in the Trust's payout ratio.

On August 23, 2006, DBRS placed the stability rating of Harvest "Under Review with Negative Implications" following its announcement of the proposed acquisition of North Atlantic citing the multiple paid as likely being at the height of the market. DBRS also noted that the North Atlantic Refinery is well located with ready access to the eastern United States finished products markets as well as crude oil supply sources globally while recognizing that the vertical integration provides cash flow diversification, additional opportunities to achieve growth and creates a much larger entity which should lead to greater financial resources, liquidity and a lower average cost of capital over time. The rating action reflects (1) the initially debt funded transaction would result in a substantially higher debt to capital and debt to cash flow ratios; (2) Harvest's limited expertise in the refining segment which is a highly cyclical business with significant margin volatility; and, (3) the North Atlantic Refinery is relatively small and a single asset in an industry that is increasingly focused on scale to achieve cost advantages and market presence.

On November 1, 2006, DBRS placed the stability ratings of select Canadian income trusts "Under Review with Developing Implications" following the Federal Minister of Finance's announcement to make significant changes to the way in which Canadian income trusts will be taxed in the future. For income trusts that plan to reduce the level of their distributions to unitholders to reflect the additional tax burden, the reduction would be viewed as a one time event and DBRS's analytical focus would then be on the stability and sustainability of distributions following the adjustments. Under this scenario, the stability ratings would likely be confirmed. However, the proposed legislation could encourage trusts to develop alternative capitalization or operating strategies and DBRS will take the appropriate rating actions when the individual trust's strategies are known. Until DBRS is able to discuss these issues with those trusts implementing alternative capitalization or operating strategies, their ratings would remain under review. Harvest's stability rating would also be subject to this latest "Under Review with Developing Implications" rating adjustment.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of Harvest as at December 31, 2006, as at March 31, 2007 and as at March 31, 2007 after giving effect to this Offering:

			As at March 31, 2007
	As at		after giving effect to the
	December 31, 2006	As at March 31, 2007	Offering(1)(5)(6)(7)(8)
	(in thousands of dollars except Trust Units)
Credit Facilities(1)(4)(5)

Three Year Extendible Revolving Credit Facility	$1,305,963	$1,363,222	$1,173,498

Senior Secured Bridge Facility	$289,700	$-	$-

7 % Senior Notes(2)	$291,350	$288,650	$288,650

9% Debentures Due 2009(3)
- Discounted Obligation	$1,226	$1,122	$1,122
- Equity Component	-	-	-

8% Debentures Due 2009(3)
- Discounted Obligation	$2,229	$2,052	$2,052
- Equity Component	$16	$14	$14

6.5% Debentures Due 2010(3)
- Discounted Obligation	$35,988	$36,089	$36,089
- Equity Component	$2,388	$2,388	$2,388

10.5% Debentures Due 2008(3)
- Discounted Obligation	$26,824	$26,777	$26,777
- Equity Component	$7,063	$7,063	$7,063

6.40% Debentures Due 2012(3)
- Discounted Obligation	$167,401	$167,592	$167,592
- Equity Component	$14,803	$14,799	$14,799

7.25% Debentures Due 2013(3)
- Discounted Obligation	$367,843	$368,169	$368,169
- Equity Component	$11,800	$11,800	$11,800

7.25% Debentures Due 2014(3)(4)
- Discounted Obligation	Nil	$217,123	$217,123
- Equity Component	Nil	$13,100	$13,100

Trust Units (unlimited) (4)(6)(7)(8)	$3,046,876	$3,227,127	$3,416,851
	(122,096,172 Trust Units)	(130,072,293 Trust Units)	(136,422,293 Trust Units)

Notes:

(1)    On February 3, 2006, Harvest entered into a credit agreement which established a $750 million three year extendible revolving credit facility (the "Three Year Extendible Revolving Credit Facility") and on March 31, 2006, a secondary syndication was completed with an increase in the facility to $900 million. On October 19, 2006, Harvest entered into an amended and restated credit agreement with its lenders which increased the Three Year Extendible Revolving Credit Facility from $900 million to $1.4 billion and established a $350 million senior secured bridge facility (the "Senior Secured Bridge Facility"). On May 7, 2007, Harvest and its lenders amended the Three Year Extendible Revolving Credit Facility to increase the aggregate commitment amount from $1.4 billion to $1.6 billion and to extend the maturity date from March 31, 2009 to April 30, 2010 with respect to $1,535 million of the aggregate commitment amount. Other than as noted, the terms and conditions of the Three Year Extendible Revolving Credit Facility have remained unchanged since February 2006 except for changes to the security pledged which increased from a $1.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus the granting of a first mortgage security interest on the Refinery assets of North Atlantic. Amounts borrowed under the Three Year Extendible Revolving Credit Facility bear interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on Harvest's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). Availability under the Three Year Extendible Revolving Credit Facility is subject to the following quarterly financial covenants:

Senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to Capitalization	50% or less
Total debt to Capitalization	55% or less

The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of the Acquisition and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and, in all events, repayment in full within 18 months of the initial draw. Harvest is entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice. On November 20, 2006, Harvest and its lenders amended the credit agreement to enable the first $100 million of the net proceeds from the November 22, 2006 Offering to be retained by Harvest for general purposes.

On October 19, 2006, North Atlantic entered into an amended and restated credit agreement that provides for a $10 million demand operating line of credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support periodic cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp. with amounts borrowed bearing interest at the bank's prime lending rate.

(2)   Harvest Operations Corp., a wholly-owned subsidiary of the Trust, issued US$250 million of 7 % Senior Notes with interest payable semi-annually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

Beginning on October 15, 2008 at 103.938% of the principal amount, After October 15, 2009 at 101.969% of the principal amount, and After October 15, 2010 at 100.000% of the principal amount.

The 7 % Senior Notes contain certain covenants restricting, among other things, the sale of assets and the issuance of additional indebtedness, except for the issuance of indebtedness subordinate to the 7 % Senior Notes debt, if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.0. The covenants of the 7 % Senior Notes also restrict Harvest's secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10%. In addition, the 7 % Senior Notes restrict distributions to Unitholders to 80% of its cumulative consolidated earnings before depletion, depreciation, amortization and non-cash income taxes from the date of the issuance of the 7 % Senior Notes. For such purposes, the surplus carry forward balance as at December 31, 2006 was approximately $1 billion. The 7 % Senior Notes are unconditionally guaranteed by the Trust and all its wholly-owned subsidiaries.

For comparability of the amount of the 7 % Senior Notes as at December 31, 2006 and March 31, 2007, the amount presented as at March 31, 2007 is not net of the respective unamortized issue costs as required by GAAP for periods beginning January 1, 2007. Accordingly, $9,038,000 of unamortized issue costs has been added to the carrying value of the 7 % Senior Notes as at March 31, 2007.

(3)   The Trust has issued five series of unsecured subordinated convertible debentures and upon the completion of the acquisition of Viking, assumed two additional series. Interest on the Existing Debentures is payable semi-annually in arrears in equal instalments on dates prescribed by each series. The Existing Debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the Business Day immediately preceding the date specified by the Trust for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion. See Note 11 of Harvest's unaudited interim consolidated financial statements as at and for the three month period ended March 31, 2007 incorporated herein by reference for the maturity dates and conversion prices for each series of convertible debenture.

For comparability of the carrying value of the Existing Debentures as at December 31, 2006 and March 31, 2007, the discounted obligation amount presented in the table above as at March 31, 2007 and as at March 31, 2007 after giving effect to the Offering is not net of the respective unamortized issue costs as presented in the unaudited interim financial statements of the Trust as of and for the three months ended March 31, 2007 (the "Interim Financial Statements") as required by GAAP for periods beginning January 1, 2007. Accordingly, the following amount of unamortized issue costs have been added to the carrying value of the Existing Debentures as at March 31, 2007 as presented in the Interim Financial Statements to present a comparative discounted obligation amount:

9% Debentures due 2009	$24,000
8% Debentures due 2009	$51,000
6.5% Debentures due 2010	$1,146,000
7.25% Debentures due 2013	$15,156,000
7.25% Debentures due 2014	$9,363,000

See also Note 11 to the Interim Financial Statements of the Trust incorporated by reference herein.

(4)    In February 2007, pursuant to the February 2007 Offering, the Trust issued $230,000,000 principal amount of 7.25% Debentures Due 2014 and 6,146,750 Trust Units for aggregate consideration of $373,833,950 and net proceeds of $356,962,252 after deduction of underwriters' fees of $16,391,698 and issue costs of $480,000 with the net proceeds applied to fully repay the remaining balance outstanding on the Senior Secured Bridge Facility of $289,700,000 with the residual balance of $67,262,252 applied against the Three Year Extendible Revolving Credit Facility.

(5)    Based on the issuance of 6,350,000 Trust Units for aggregate proceeds of $200,025,000 less Underwriters' fees of $10,001,250 and expenses of the Offering estimated to be $300,000 with the estimated net proceeds of $189,723,750 applied against the Three Year Extendible Revolving Credit Facility. If the Over-allotment Option is exercised in full, the aggregate gross proceeds, Underwriters' fees, estimated expenses of the Offering and net proceeds will be $230,028,750, $11,501,438, $300,000 and $218,227,312, respectively, with the amount applied against the Three Year Extendible Revolving Credit Facility increasing by $28,503,562.

(6)    No Trust Units have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust subsequent to March 31, 2007 and prior to May 24, 2007. For additional information respecting the Trust Unit Rights Incentive Plan, see "Description of Trust Unit Rights Incentive Plan" at page 5 of the Trust's Information Circular incorporated by reference in this short form prospectus.

(7)    Does not include 1,345 Trust Units issued upon exercise of awards granted under the Unit Award Incentive Plan of the Trust subsequent to March 31, 2007 and prior to May 24, 2007. For additional information respecting the Unit Award Incentive Plan, see "Description of Unit Award Incentive Plan" at page 6 of the Trust's Information Circular incorporated by reference in this short form prospectus.

(8)    Does not include 1,049,705 Trust Units issued subsequent to March 31, 2007 and prior to May 24, 2007 pursuant to participation in Harvest's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan. For additional information respecting the Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan, see "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan" on page 83 of the Trust's AIF incorporated by reference in this short form prospectus.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are listed for trading on the TSX under the symbol "HTE.UN" and, since July 21, 2005, on the NYSE under the symbol "HTE". The following table sets forth the high and low trading prices and the aggregate trading volume of the Trust Units as reported by the TSX and the NYSE for the periods indicated.

Period	High	Low	Volume
TSX Trading
2006
January	$38.51	$36.51	4,284,479
February	$37.99	$32.06	9,809,410
March	$34.83	$32.10	13,561,855
April	$35.83	$33.71	8,547,311
May	$35.18	$31.22	12,099,146
June	$34.44	$28.84	9,782,528
July	$34.43	$32.30	9,524,720
August	$34.85	$33.07	14,579,844
September	$34.84	$28.02	19,233,640
October	$33.12	$27.10	17,327,408
November	$29.90	$24.64	29,031,801
December	$27.02	$25.44	8,129,854
2007
January	$26.22	$23.20	12,822,502
February	$27.49	$24.81	10,036,635
March	$29.22	$25.90	11,430,584
April	$31.10	$27.74	10,244,956
May (1-24)	$33.16	$30.25	12,042,941

NYSE Trading ($US)
2006
January	$33.50	$31.73	3,275,300
February	$33.17	$27.75	8,056,800
March	$30.13	$28.00	6,589,100
April	$31.50	$28.96	5,095,700
May	$31.78	$28.00	7,424,500
June	$31.25	$26.05	7,943,900
July	$30.44	$28.60	6,372,800
August	$31.15	$29.41	11,285,700
September	$31.52	$25.07	13,936,800
October	$29.49	$24.00	13,379,000
November	$26.55	$21.70	33,322,600
December	$23.55	$21.90	15,547,600
2007
January	$22.20	$19.70	16,693,600
February	$23.55	$21.18	10,059,454
March	$25.22	$21.97	12,316,050
April	$28.07	$24.00	10,038,123
May (1-24)	$30.70	$27.05	12,428,939

On May 24, 2007, the closing price of the Trust Units on the TSX was $31.32 and on the NYSE was US$28.90.

DISTRIBUTIONS TO UNITHOLDERS

The Trust makes monthly distributions of its available cash to Unitholders to the extent determined prudent by HOC. Monthly cash distributions are paid to Unitholders of record on the last Business Day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the 15th day of the following month. The monthly cash distributions for 2004, 2005 and 2006 have been determined to be fully taxable distributions for Canadian income tax purposes.

The following is a summary of the distributions made by the Trust since December 31, 2005.

For the 2006 Period Ended	Distributions per Unit	Payment Date
January 31	$0.35	February 15, 2006
February 29	$0.38	March 15, 2006
March 31	$0.38	April 15, 2006
April 30	$0.38	May 16, 2006
May 31	$0.38	June 15, 2006
June 30	$0.38	July 17, 2006
July 31	$0.38	August 15, 2006
August 31	$0.38	September 15, 2006
September 30	$0.38	October 16, 2006
October 31	$0.38	November 15, 2006
November 30	$0.38	December 15, 2006
December 31	$0.38	January 15, 2007

For the 2007 Period Ended	Distributions per Unit	Payment Date
January 31	$0.38	February 15, 2007
February 28	$0.38	March 15, 2007
March 31	$0.38	April 16, 2007
April 30	$0.38	May 15, 2007

Note:

(1)    The Trust announced on April 11, 2007 that a distribution of $0.38 per Trust Unit will be payable on June 15, 2007 to Unitholders of record on the close of business on May 24, 2007 and a distribution of $0.38 per Trust Unit will be payable on July 16, 2007 to Unitholders of record on the close of business on June 22, 2007.

For additional information respecting cash distribution payments to the Trust Unitholders, including the factors influencing the amount available for distribution to the Trust Unitholders, see "Description of Trust Units - Cash Distributions" above and "Distributions to Unitholders" at page 72 of the AIF, incorporated by reference herein.

The historical distributions described above may not be reflective of future distributions, which will be subject to review by the Board of Directors taking into account the prevailing circumstances at the relevant time. See "Risk Factors".

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $189,723,750 after deducting the fees of $10,001,250 payable to the Underwriters and the estimated expenses of the Offering of $300,000. If the Over-allotment Option is exercised in full, the net proceeds from the sale of the Trust Units hereunder are estimated to be $218,227,312 after deducting the fees of $11,501,438 payable to the Underwriters and the estimated expenses of the Offering of $300,000. See "Plan of Distribution". All of the net proceeds of this Offering will be used to repay a portion of indebtedness outstanding related to the Acquisition. See also "Relationship Among the Trust and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 6,350,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Offered Units on June 1, 2007 or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Offered Units is conditional upon payment on closing of $31.50 per Offered Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' Fee of $1.575 per Offered Unit for Offered Units issued and sold by the Trust for an aggregate fee payable by the Trust of $10,001,250 in consideration for the Underwriters' services in connection with the Offering.

The Trust has granted to the Underwriters the Over-allotment Option to purchase up to an additional 952,500 Trust Units at a price of $31.50 per Trust Unit on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before expenses of the Offering) will be $230,028,750, $11,501,438 and $218,527,312, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of the Offered Units that it has agreed to purchase, the remaining Underwriters may, but are not obligated to, purchase such Offered Units. The Underwriters are, however, obligated to take up and pay for all of the Offered Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and HOC will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering, except for the grant of rights pursuant to the Trust Unit Rights Incentive Plan and the issue of Trust Units upon the exercise of rights which have been granted pursuant to such plan, the grant of awards pursuant to the Unit Award Incentive Plan and the issue of Trust Units upon the payment of awards which have been granted under such plan and the issue of Trust Units pursuant to the DRIP Plan, upon the conversion, redemption or maturity of, or interest payments on, the Existing Debentures, or as full or partial consideration for arm's length mergers, acquisition or transactions of similar nature without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Offered Units. The Trust has also filed a supplemental listing application to list the Offered Units on the NYSE. Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX (on or before August 13, 2007) and the NYSE, respectively.

The Offered Units (the "Securities") have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Securities that they have acquired pursuant to the Underwriting Agreement to certain institutional accredited investors in the United States, provided such offers and sales are made in accordance with exemptions from the registration requirements under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Securities outside the United States only in accordance with Regulation S under the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Trust Units, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the closing date, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Trust Units during the restricted period a confirmation or other notice setting forth the restrictions on offers and sales of the Trust Units within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC pursuant to the Credit Facilities and to which HOC is currently indebted. Consequently, the Trust may be considered a connected issuer of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. under applicable securities laws. In addition, CIBC World Markets Inc. acted as the exclusive financial advisor to Harvest with respect to the Acquisition.

As at May 24, 2007, approximately $1,371 million was outstanding under the Credit Facilities. HOC is in compliance with all material terms of the agreement governing the Credit Facilities and none of the lenders under the Credit Facilities has waived any breach by HOC thereunder since its execution. Harvest has granted security to the lenders under the Credit Facilities. Neither the financial position of the Trust nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred. All of the net proceeds of this Offering will be used to repay a portion of indebtedness to these banks outstanding under the Credit Facilities. See "Consolidated Capitalization of the Trust" and "Use of Proceeds".

The decision to distribute the Offered Units offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between HOC, on behalf of the Trust, and CIBC World Markets Inc., on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Macleod Dixon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and Macleod Dixon LLP, as a group, each own, directly or indirectly, less than 1% of the Units, respectively. Reserves estimates incorporated by reference into this short form prospectus are based upon reports prepared by GLJ Petroleum Consultants Ltd. ("GLJ"), McDaniel & Associates Consultants Ltd. ("McDaniel") and Sproule Associates limited ("Sproule"). As of the date hereof, the principals of GLJ, as a group, the principals of McDaniel, as a group, and the principals of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Trust Units pursuant to the offering and who at all relevant times, for purposes of the Tax Act, holds the Units as capital property and deals at arm's length with the Trust and the Underwriters and is not affiliated with the Trust. Generally speaking, the Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder of an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary takes into account the October 31, 2006 Proposals. If enacted in the form proposed, such legislation would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Consequently, prospective holders of Units should consult their own tax advisors with respect to their particular circumstances.

Holders of Units Resident in Canada

This portion of the summary is applicable to holders of Units who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Pursuant to the existing provisions of the Tax Act, each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Pursuant to the October 31, 2006 Proposals, amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT (as defined below under "Status of the Trust") trust will be treated as a dividend payable to the Unitholders. The October 31, 2006 Proposals indicate that such deemed dividends from a SIFT trust will be taxed as a taxable dividend from a taxable Canadian corporation. Under existing law dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation's taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income.

Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash, notes or redemption notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes or redemption notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently recognize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of notes or redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of notes or redemption notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes or redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes or redemption notes on a redemption.

Holders of Units Not Resident in Canada

This portion of the summary applies to a holder of Units who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident").

Under existing law, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Based on representations from HOC, Counsel is of the opinion that a Trust Unit is a Canadian property mutual fund investment, and therefore, the Trust is also obligated to withhold on all distributions to non-residents in excess of the Unitholder's share of the income of the Trust at the rate of 15%. Where a non-resident sustains a capital loss on a disposition of Trust Units (or other properties that qualify as a Canadian property mutual fund investment) such loss may be utilized to reduce or recover the non resident's tax liability in respect of such distributions in limited circumstances as provided in the Tax Act.

Pursuant to the October 31, 2006 Proposals amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as a dividends payable to the Unitholders. Under existing law, dividends paid to a Non Resident will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a Non-Resident Unitholder who receives notes or redemption notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Status of the Trust

Based upon representations made by HOC, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by HOC that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

Pursuant to the October 31, 2006 Proposals the Trust will likely be characterized as a "specified investment flow-through"

("SIFT") trust and as a result would be subject to the October 31, 2006 Proposals. It is assumed for purposes of this summary that the Trust will be characterized as a SIFT trust. The October 31, 2006 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 2006 and January 1, 2011 for all SIFT trusts that were previously publicly traded, subject to the possibility that a SIFT that was already publicly traded before November 2006 may become subject to the new rules before January 1, 2011 if the trust experiences growth, other than "normal growth", before then. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context and Bill C-52 incorporates these guidelines, as amended from time to time, by reference into the legislative provisions contained in Bill C-52. See "Risk Factors - Income Tax Matters".

It is assumed for the purposes of this summary that the Trust will not be subject to the October 31, 2006 Proposals until January 1, 2011.

Taxation of the Trust

The Trust is required to include in its income for each taxation year all net realized taxable capital gains, dividends, accrued interest and amounts accrued in respect of the Trust's net profit interests held by it. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

Pursuant to the existing provisions of the Tax Act, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Under the October 31, 2006 Proposals, commencing in January 2011 (provided that the Trust experiences only "normal growth" and no "undue expansion" before then) the Trust will be liable for tax at the "net corporate income tax rate" combined with the "provincial SIFT tax factor" (effectively, the federal general corporate tax rate plus 13% on account of provincial corporate tax) on all income payable to Unitholders, which the Trust will not be able to deduct as a result of being characterized as a SIFT trust.

Pursuant to the October 31, 2006 Proposals, a SIFT trust will be prevented from deducting any part of the amounts payable to Unitholders in respect of: (i) income (other than dividends that the Trust could, if it were a corporation, deduct under the Tax Act) from its non-portfolio properties; and (ii) taxable capital gains from its dispositions of non-portfolio properties. "Non-portfolio properties" include Canadian resource properties (if the total fair market value of the SIFT trust's Canadian resource properties and certain other types of property is greater than 50% of the total enterprise value of the SIFT trust itself) and investments in a "subject entity" (if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10 percent of the subject entity's total enterprise value, or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the enterprise value of the SIFT trust). A subject entity will include corporations resident in Canada, trusts resident in Canada, and partnerships that are Canadian partnerships for purposes of the Tax Act. It is expected that the investment by the Trust in its material subsidiaries will be investments in a subject entity for these purposes.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures, notes and any redemption notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Offered Units, on the date of the Closing of the Offering, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, the "Plans"). If the Trust ceases to qualify as a mutual fund trust, the Offered Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

See also "Risk Factors - Risks Related to Harvest's Structure - Investment Eligibility" on page 68 in the AIF, incorporated by reference herein.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Harvest's conventional oil and natural gas operations are conducted in the same business environment as most other oil and natural gas operators and the business risks are very similar. However, the Harvest Energy Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of Harvest's structure. A summary of risks related to Harvest's oil and natural gas operations and its petroleum refining and related marketing operations as well as the risks of its structure are presented on pages 59 through 71, inclusive, of the AIF and on pages 30 through 33 of management's discussion and analysis of the financial conditions and results of operations of the Trust for the three month period ended March 31, 2007. In addition to such risk factors, investors should carefully consider the additional risks described below.

Income Tax Matters

The October 31, 2006 Proposals, as contained in Bill C-52 which has received First Reading and Second Reading in the House of Commons, propose to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. Existing trusts will have a four-year transition period and, subject to the qualification below, will not be subject to the new rules until January 1, 2011. However, assuming the October 31, 2006 Proposals are ultimately enacted in their current form as contained in Bill C-52, the implementation of such legislation would be expected to result in adverse tax consequences to the Trust and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from the Trust.

In light of the foregoing, management of HOC believes that the October 31, 2006 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, management of HOC believes that the October 31, 2006 Proposals are expected to: (a) substantially eliminate the competitive advantage that the Trust and other Canadian energy trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner, and (b) place the Trust and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The October 31, 2006 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for the Trust to compete effectively for acquisition opportunities. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the October 31, 2006 Proposals.

Further, the proposals provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Trust of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context, which guidelines, as amended from time to time, are incorporated by reference into the legislative provisions contained in Bill C-52. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a)   new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b)   replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour;

(c)   the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT; and

(d)   the merger of two or more SIFTs, each of which was publicly-traded on October 31, 2006, or a reorganization of such a SIFT, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $3.7 billion, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2007 was approximately $1.5 billion, and for each of calendar 2008, 2009 and 2010 is an additional approximately $0.7 billion (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006). Following the November 22, 2006 Offering, the February 2007 Offering, the issuance of Trust Units pursuant to its Trust Unit Rights Incentive Plan, its Unit Award Incentive Plan, its premium distribution, distribution reinvestment and optional trust unit purchase plan and the completion of this Offering, the Trust's remaining "safe harbour" equity growth amount for 2007 is approximately $108 million.

The October 31, 2006 Proposals in the form currently proposed in Bill C-52 do not clearly indicate if the Trust's "safe harbour" for debt replacement includes debt of the Trust's direct and indirect subsidiaries.

While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

The Federal government confirmed that it intends to proceed with the implementation of the October 31, 2006 Proposals in a statement contained in the materials released in conjunction with the March 19, 2007 Federal budget, and Bill C-52 has received First Reading and Second Reading in the Canadian House of Commons. See "Recent Developments - Proposed Federal Tax Changes". It is not known at this time when the October 31, 2006 Proposals will be enacted by Parliament, if at all, or whether the October 31, 2006 Proposals will be enacted in the form currently proposed in Bill C-52.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or HOC is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known by the Trust to be contemplated, except as described in this short form prospectus including the AIF incorporated by reference into this short form prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the Provinces and Territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of KPMG LLP

The Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the short form prospectus dated May 25, 2007 relating to the sale and issue of 6,350,000 trust units of Harvest Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2006 and 2005 and the consolidated statements of income, unitholders' equity and cash flows for the years then ended. Our report is dated March 12, 2007.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
May 25, 2007

Consent of PricewaterhouseCoopers LLP

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated May 25, 2007 relating to the sale and issue of 6,350,000 trust units of the Trust. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report dated February 17, 2006 to the directors of Viking Holdings Inc. on the consolidated balance sheet of Viking Energy Royalty Trust as at December 31, 2005 and the consolidated statements of income and accumulated earnings (deficit) and cash flows for the year then ended.

(signed) "PricewaterhouseCoopers LLP"
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
May 25, 2007

Consent of Ernst & Young LLP

We have read the short form prospectus (the "Prospectus") of Harvest Energy Trust (the "Trust") dated May 25, 2007 relating to the issue and sale of 6,350,000 trust units. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Prospectus, of our report to the Board of Directors of Vitol Refining S.A. and North Atlantic Refining Limited on the combined balance sheets of Vitol Refining S.A. and North Atlantic Refining Limited as at December 31, 2005 and 2004, and the combined statements of income, shareholder's equity, and cash flows for the years then ended. Our report is dated October 6, 2006 (except for Note 19 which is as at October 31, 2006).

(signed) "Ernst & Young LLP"
Ernst & Young LLP
Chartered Accountants

St. John's, Canada
May 25, 2007

C-1

CERTIFICATE OF THE TRUST

Dated: May 25, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada. For the purpose of the Province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

HARVEST ENERGY TRUST By: HARVEST OPERATIONS CORP.

(signed) "John Zahary"	(signed) "Robert Fotheringham"
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "M. Bruce Chernoff"	(signed) "John A. Brussa"
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: May 25, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.	TD SECURITIES INC.

By: (signed) "Brenda A. Mason"	By: (signed) "Alec W.G. Clark"

RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.

By: (signed) "Derek Nelder"	By: (signed) "Brett Undershute"

BMO NESBITT BURNS INC.	HSBC SECURITIES (CANADA) INC.	NATIONAL BANK FINANCIAL INC.

By: (signed) "Aaron M. Engen"	By: (signed) "Rod A. McIsaac"	By: (signed) "Vanessa A. Stockbrugger"

CANACCORD CAPITAL
CORPORATION

By: (signed) "Karl B. Staddon"